APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Barkin' Creek Dog Kitchen, LLC
Statement of Revenues, Expenses and Changes in Members' Equity
IncomeTax Basis
For the Year Ended December 31, 2019

Revenue		
Sales	$	590,973
Returns and Allowances	$	(2,641)
Total Revenue		588,332
Costs of Goods Sold:		
Beginning Inventory		25,091
Purchases		143,928
Goods Available for Sale		169,019
Ending Inventory		(39,986)
Cost of Goods Sold		129,033
Gross Profit		459,299
Expenses		
Advertising and Marketing		12,127
Amortization		184
Automobile Expense		486
Bank Service Charges		270
Computer & Internet Expense		18,768
Depreciation Expense		147,263
Dues and Subscriptions		2,217
Employee Medical		6,614
Employee Reimbursement		660
Equipment Rent		468
Guaranteed Payments to Partners		4,000
Insurance		7,957
Interest Expense		6,249
Janitorial Expense		724
Licenses		625
Maintenance and Repairs		1,590
Meals		2,981
Merchant Account Fees		5,844
Legal and Professional Fees		21,215
Office Supplies & Postage		11,463
Payroll Fees		9,158
Pension Plan Expense		256
Rent		137,783
Salaries and Wages		325,994
Security		212
Storage		2,671
Supplies		15,553
Taxes and Licenses		64,991
Telephone Expense		2,412
Travel		2,913
Utilities		24,037
Total Expenses		837,685
Net Income		(378,386)
Other Income/(Expense)		
Sales Tax discounts		33
Total Other Income (Expenses)		33
Net Ordinary Income		(378,353)
Members' Equity, December 31, 2018,		60,259
Members' Cash Contributions, net		397,177
Non-deductible and pass thru expenses		(6,164)
Members Equity, December 31, 2019	$	72,919

Barkin' Creek Dog Kitchen, LLC
Statement Of Assets, Liabilities, and Equity
Income Tax Basis
As of December 31, 2019

Assets

Current Assets			
Cash and Cash Equivalents		$	35,176
Inventory			39,986
Total Current Assets			75,162
Property, plant and equipment			
Computer Equipment			13,301
Furniture and Fixtures			104,520
Machinery and Equipment			121,158
Leasehold Improvements			129,268
			368,247
Less: Accumulated Depreciation			(330,721)
Net property, plant and equipment			37,526
Other Assets			
Trademark			2,760
Accum Amortization			(1,855)
Other Receivables			13,438
Total Other Assets			14,343
	Total Assets	$	**127,031**

Liabilities & Members' Equity

Current liabilities			
Credit Cards payable			54,112
Total Current Liabilities			54,112
Long-Term Liabilities			-
Total Liabilities			54,112
Members' Equity			
Total Members' Equity			72,919
	Total Liabilities & Members' Equity	$	**127,031**

Barkin' Creek Dog Kitchen, LLC
Statement of Revenues, Expenses and Changes in Members' Equity
Cash Basis
For the 4th Quarter and Year Ended December 31, 2020

	October to December	December 31, 2020
Revenue		
Sales	474,334.70	1,246,536.15
Total Revenue	474,334.70	1,246,536.15
Costs of Goods Sold:		
Beginning Inventory	53,706.46	39,986.48
Purchases	141,143.25	285,210.55
Goods Available for Sale	194,849.71	325,197.03
Ending Inventory	(143,311.26)	(143,311.26)
Cost of Goods Sold	51,538.45	181,885.77
Gross Profit	422,796.25	1,064,650.38
Expenses		
Accounting	2,000.00	8,646.25
Advertising and Marketing	24,660.09	52,500.32
Automobile Expense	123.37	123.37
Bank Service Charges	743.80	796.30
Business Licenses and Permits	100.00	700.00
Charitable Contributions	-	500.00
Computer & Internet Expense	9,023.51	21,078.00
Dues & Subscriptions	-	494.80
Employee Medical	345.00	563.00
Equipment Rental	770.54	1,615.50
Insurance	15,670.88	41,205.16
Interest Expense	2,168.19	8,843.11
Janitorial Expense	3,120.74	4,895.29
Maintenance and Repairs	1,020.61	6,177.17
Meals	3,619.57	5,451.35
Merchant Account Fees	1,322.82	3,456.08
Miscellaneous	-	57.00
Office Expenses & Postage	13,911.04	31,604.93
Professional Fees	8,849.92	50,819.42
Payroll Fees	2,694.27	10,049.91
Payroll Taxes	20,478.46	64,496.51
Pension Plan	7,743.83	11,716.39
Rent	49,198.05	176,052.66
Salaries and Wages	245,672.02	778,482.00
Sales Tax	17,460.49	69,985.10
Security	-	1,864.07
Software	2,981.45	8,705.91
Storage	1,032.24	3,012.24
Supplies	8,763.96	26,200.36
Taxes, Property	51.00	51.00
Travel	3,235.84	3,452.35
Utilities	7,347.55	32,703.02
Website	-	4,800.00
Total Expenses	454,109.24	1,431,098.57
Net Income	(31,312.99)	(366,448.19)
Other Income/(Expense)		
Total Other Income (Expenses)	-	-
Net Ordinary Income	(31,312.99)	(366,448.19)
Members' Equity, Beginning		73,258.69
Retained Earnings/(Deficit)		(381,268.11)
Members' Cash Contributions, net		836,257.19
Members Equity, December 31, 2020		161,799.58

Barkin' Creek Dog Kitchen, LLC
Statement Of Assets, Liabilities, and Equity
Cash Basis
As of December 31, 2020

Assets

Current Assets

Cash and Cash Equivalents	25,333.50
Inventory	143,311.26
Prepaid rent	10,051.12
Total Current Assets	178,695.88

Property, plant and equipment

Computer Equipment	15,364.44
Furniture and Fixtures	170,054.14
Machinery and Equipment	146,271.38
Leasehold Improvements	182,008.67
	513,698.63
Less: Accumulated Depreciation	(325,750.74)
Net property, plant and equipment	187,947.89

Other Assets

Trademark, net of amortization of $1,855	905.00
Security Deposit	22,103.90
Franchise Receivables	11,820.70
Total Other Assets	34,829.60
Total Assets	**401,473.37**

Liabilities & Members' Equity

Current liabilities

Credit Cards payable	36,884.73
Short-term loan, Bank	10,579.06
Investor Loans	110,000.00
Total Current Liabilities	157,463.79

Long-Term Liabilities	82,210.00
Total Liabilities	239,673.79

Members' Equity

Total Members' Equity	161,799.58
Total Liabilities & Members' Equity	**401,473.37**

I, Jeffrey A. Springer, certify that:

1. The financial statements of Barkin' Creek Dog Kitchen LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Barkin' Creek Dog Kitchen LLC included in this Form reflects accurately the information reported on the tax return for Barkin' Creek Dog Kitchen LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Jeffrey A. Springer*

Name: Jeffrey A. Springer

Title: President & CEO